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EXHIBIT (a)(7)

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

COUNTY DEPARTMENT, CHANCERY DIVISION

KARIN BASTIANS, On Behalf of Herself and All Others Similarly Situated,	) )	Case No. 03CH00413
)
	)	CLASS ACTION
)
Plaintiff,	)
vs.	) ) ) )	COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY
)
WORLDPORT COMMUNICATIONS, INC., MICHAEL E. HEISLEY, SR., ANDREW G. C. SAGE, II, STANLEY H. MEADOWS, EMILY HEISLEY STOECKEL and KATHLEEN A. COTE,	) ) ) )
)
Defendants.	)
)

        Plaintiff, by her attorneys, alleges as follows:

SUMMARY OF THE ACTION

        1.    This is a stockholder class action brought by plaintiff on behalf of the holders of Worldport Communications, Inc. ("Worldport" or the "Company") common stock against Worldport's directors arising out of their attempts to provide certain Worldport insiders and directors with preferential treatment in connection with their efforts to complete the sale of Worldport to Michael E. Heisley and Emily Heisley Stoeckel (the "Buyout Group"). This action seeks equitable relief only.

        2.    In pursuing the unlawful plan to sell Worldport, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

        3.    In fact, instead of attempting to obtain the highest price reasonably available for Worldport for its shareholders, the individual defendants spent substantial effort tailoring the structural terms of the acquisition to meet the specific needs of the Buyout Group.

        4.    In essence, the proposed acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Worldport to one buying group, and one buying group only, on terms preferential to the Buyout Group and to subvert the interests of plaintiff and the other public stockholders of Worldport.

JURISDICTION AND VENUE

        5.    This Court has jurisdiction over defendants because they conduct business in and/or are citizens of this State. This action is not removable.

        6.    Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

        7.    Plaintiff Karin Bastians is, and at all times relevant hereto was, a shareholder of Worldport.

        8.    Defendant Worldport is a Delaware corporation based in Illinois. It provides high-end analytic and decision management software applications and tools that enable the Company's customers to manage their customer interactions and make other important business choices. The Company's products analyze large bodies of data, such as customer transaction histories, and convert this information into real-time business recommendations. Worldport's customers include both global and domestic companies in the financial services, insurance, telecommunications, healthcare and other industries, as well as government clients.

        9.    Defendant Michael E. Heisley, Sr. ("Heisley") is Chairman of the Board and a director of the Company.

        10.  Defendant Andrew G. C. Sage, II ("Sage") is a director of the Company.

        11.  Defendant Stanley H. Meadows ("Meadows") is a director of the Company.

        12.  Defendant Emily Heisley Stoeckel ("Stoeckel") is a director of the Company.

        13.  Defendant Kathleen A. Cote ("Cote") is the CEO and a director of the Company.

        14.  The defendants named above in ¶¶9-13 are sometimes collectively referred to herein as the "Individual Defendants."

DEFENDANTS' FIDUCIARY DUTIES

        15.  In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of Worldport, are obligated to refrain from:

          (a)  participating in any transaction where the directors' or officers' loyalties are divided;

          (b)  participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

          (c)  unjustly enriching themselves at the expense or to the detriment of the public shareholders.

        16.  Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of Worldport, violated the fiduciary duties owed to plaintiff and the other public shareholders of Worldport, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

        17.  Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of Worldport, the burden of proving the inherent or entire fairness of the acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

        18.  Plaintiff brings this action on her own behalf and as a class action pursuant to 735 ILCS 5/2-801 on behalf of all holders of Worldport stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

        19.  This action is properly maintainable as a class action.

        20.  The Class is so numerous that joinder of all members is impracticable. According to Worldport's Securities and Exchange Commission ("SEC") filings, there were more than 39 million shares of Worldport common stock outstanding.

        21.  There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a)  whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the acquisition;

          (b)  whether the Individual Defendants are engaging in self-dealing in connection with the acquisition;

          (c)  whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Worldport;

          (d)  whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the acquisition, including the duties of good faith, diligence, honesty and fair dealing;

          (e)  whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

          (f)    whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

        22.  Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

        23.  Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

        24.  The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

        25.  Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

        26.  Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND TO THE PROPOSED ACQUISITION

        27.  Worldport provides high-end analytic and decision management software applications and tools that enable the Company's customers to manage their customer interactions and make other important business choices. The Company's products analyze large bodies of data, such as customer transaction histories, and convert this information into real-time business recommendations. Worldport's customers include both global and domestic companies in the financial services, insurance, telecommunications, healthcare and other industries, as well as government clients.

        28.  On or about November 12, 2002, Worldport filed its 10-Q for the period ended September 30, 2002, revealing that the Company had $119 million in cash and marketable securities and liabilities of just $32 million.

        29.  On December 27, 2002, the Company issued a press release entitled: "W.C.I. Acquisition Corp. to Commence Cash Tender Offer for All Outstanding Shares of Worldport Communications." The press release stated in part:

  W.C.I. Acquisition Corp. today announced that it is commencing a cash tender offer for all of the outstanding common stock of Worldport Communications, Inc. at an offer price of $0.50 per share. The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, January 24, 2003.

          W.C.I. was formed by The Heico Companies, LLC, JO Hambro Capital Management and certain of their affiliates. These entities currently own, or have the right to acquire, 17,889,147 shares of Worldport common stock, or approximately 45% of the outstanding common stock of Worldport. All of these shares will be contributed to W.C.I. upon completion of the tender offer.

          The $0.50 per share price being offered to acquire the balance of Worldport's common stock (approximately 21.9 million shares), represents a premium of approximately 16% over the closing price of $0.43 on December 20, 2002, and a premium of approximately 31% over the average closing price during the 15 trading days ended December 20, 2002.

        30.  On January 8, 2003, the Board of Directors conceded that "all of the members of the Board may have actual or potential conflicts" but declined to object to the acquisition.

SELF-DEALING

        31.  By reason of their positions with Worldport, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Worldport, and especially the true value and expected increased future value of Worldport and its assets, which they have not disclosed to Worldport's public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Worldport's public shareholders.

        32.  The proposed sale is wrongful, unfair and harmful to Worldport's public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of the Buyout Group on unfair terms.

        33.  In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

  •
  Disclose the Company's financial results for the period ended December 31, 2002;

  •
  Rescind any and all "payoff" agreements and stock option grants.

  •
  Withdraw the offer of $.50 per share and allow the shares to trade freely—without impediments.

  •
  Act independently so that the interests of Worldport's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

  •
  Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Worldport's public stockholders.

        34.  The Individual Defendants have also acquiesced the acquisition so that it transfers 100% of Worldport's revenues and profits to the Buyout Group, and thus all of Worldport's operations will now accrue to the benefit of the Buyout Group.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

        35.  Plaintiff repeats and realleges each allegation set forth herein.

        36.  The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under Delaware law to the public shareholders of Worldport and have acted to put their personal interests ahead of the interests of Worldport's shareholders.

        37.  By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

        38.  The Individual Defendants have violated their fiduciary duties by entering into a transaction with the Buyout Group without regard to the fairness of the transaction to Worldport's shareholders. Defendant Worldport directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of Worldport stock.

        39.  As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Worldport because, among other reasons:

          (a)  they failed to properly value Worldport; and

          (b)  they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the acquisition.

        40.  Because the Individual Defendants dominate and control the business and corporate affairs of Worldport, and are in possession of private corporate information concerning Worldport's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Worldport which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

        41.  By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

        42.  As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants' self dealing.

        43.  Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed acquisition which will exclude the Class from its fair share of Worldport's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

        44.  Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

        45.  Unless the proposed acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the acquisition terms, and will not supply to Worldport's minority stockholders sufficient information to enable them to cast informed votes on the proposed acquisition and may consummate the proposed acquisition, all to the irreparable harm of the members of the Class.

        46.  Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

PRAYER FOR RELIEF

        WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in her favor and in favor of the Class and against defendants as follows:

        A.    Declaring that this action is properly maintainable as a class action;

        B.    Declaring and decreeing that the attempted acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

        C.    Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from pursuing the attempted acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

        D.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Worldport's shareholders;

        E.    Rescinding, to the extent already implemented, the acquisition or any of the terms thereof, including voting agreements;

        F.    Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

        G.    Granting such other and further equitable relief as this Court may deem just and proper.

DATED: January 8, 2003	LASKY & RIFKIND, LTD. LEIGH R. LASKY

/s/ LEIGH R. LASKY LEIGH R. LASKY

11 South LaSalle Street, Suite 1600 Chicago, IL 60603 Telephone: 312/634-0057 312/634-0059 (fax) Attorney ID No. 34944

CROWLEY DOUGLAS & NORMAN, LLP TIMOTHY J. CROWLEY 1301 McKinney Street, Suite 3500 Houston, TX 77010 Telephone: 713/651-1771 713/651-1775 (fax) Attorneys for Plaintiff

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IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS COUNTY DEPARTMENT, CHANCERY DIVISION
SUMMARY OF THE ACTION
JURISDICTION AND VENUE
PARTIES
DEFENDANTS' FIDUCIARY DUTIES
CLASS ACTION ALLEGATIONS
BACKGROUND TO THE PROPOSED ACQUISITION
SELF-DEALING
CAUSE OF ACTION
Claim for Breach of Fiduciary Duties
PRAYER FOR RELIEF